Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Reports First Quarter 2022 Financial Results

Production of 17,913 gold equivalent ounces with $33.4 million in revenues; planned stripping contributing to higher costs, expected to normalize in H2 2022

(All dollar amounts expressed in US dollars unless otherwise noted)

Vancouver, BC, May 12, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, announces consolidated financial results for the three months ended March 31, 2022, from its three wholly-owned mines: the Tucano Gold Mine (“Tucano”) in Brazil, and Topia and the Guanajuato Mine Complex (“the GMC”) in Mexico, both primarily silver mines.

"First quarter 2022 results were in line with expectations and good progress was made on numerous fronts as we build back steady-state production at Tucano," stated Alan Hair, Chair and Interim CEO. "The first half of 2022 is focused on capital intensive programs required to safeguard production in the back-half of the year. Stripping of the TAP AB, TAP C and Urucum North pits is advancing in preparation for ore production in the third quarter, as is mobilization of the new mining contractor. Although still on the road to recovery, I believe we are turning a corner and expect to see improving results as the year progresses."

During the first quarter of 2022 ("Q1 2022"), progress was made in stripping the TAP AB, TAP C and Urucum North (“URN”) pits despite rain levels being over 30% higher in the quarter than historical averages. The combination of significant stripping against anticipated low production of gold ounces in Q1 2022 resulted in higher unit costs than the comparative quarter in 2021, however these costs are expected to normalize in the second half of 2022.

Selected Q1 2022 Highlights

•	Consolidated metal production of 17,913 gold equivalent ounces (“Au eq oz”), inclusive of 14,319 gold ounces (“Au oz”) and 173,698 silver ounces (“Ag oz”)
•	Consolidated cash costs of $1,725 per gold ounce sold compared with $954 in the first quarter of 2021 (“Q1 2021”)
•	Consolidated all-in-sustaining-costs (“AISC”)[1], excluding corporate G&A, of $2,740 per gold ounce sold compared with $1,557 for the same period in 2021
•	Revenue of $33.4 million compared with $52.6 million in the same period in 2021
•	Mine operating loss of $3.4 million compared with mine operating earnings of $11.0 million in Q1 2021

[1]	Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, and EBITDA throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

•	Net loss of $8.9 million compared with net loss of $0.3 million in Q1 2021
•	EBITDA[1] of negative $1.2 million compared with EBITDA of $10.3 million for Q1 2021
•	Updated Mineral Reserve and Mineral Resource (“MRMR”) estimate for the Tucano gold mine successfully replaced mining depletion and extended mine life by 1.5 years
•	New mining contractor, MINAX, on track to be fully mobilized during Q2
•	Reported positive exploration results for the Coricancha development project in Peru that confirm the potential of the Escondida vein
•	Recognized for executive gender diversity by The Globe and Mail’s “Women Lead Here” benchmark
•	Both Topia and the GMC received “Socially Responsible Company” distinctions, awarded by CEMEFI (the Mexican Center for Philanthropy).

As previously disclosed, the additional pushback of the UCS pit was postponed until the second half of 2022 following the rainy season. In Q1 2022, geotechnical studies were completed by the Company with the assistance of SRK Consulting that confirmed the value of ore in the UCS pit will support the pushback design. The pushback is estimated to total 8.5 million tonnes of waste removal.

During Q1 2022, 4,912 metres were drilled completing the 11,000-metre infill drilling program to support technical studies for the URN underground project. Final assays are being received and will be reported this quarter. Final results are also being received for more than 700 line-kilometres of multi-element soil geochemistry sampling carried out in 2021. This geochemical database will be interpreted to define and prioritize targets for follow-up and drilling in the second half of 2022.

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Financial Highlights

(in thousands, except per oz, per share and exchange rate figures)	Q1 2022	Q1 2021	Q4 2021
Revenue	$ 33,431	$ 52,570	$ 42,660
Mine operating earnings before non-cash items[1]	$ 2,347	$ 19,926	$ 2,996
Mine operating earnings (loss)	$ (3,371)	$ 11,029	$ (4,160)
Net income (loss)	$ (8,885)	$ (331)	$ (13,805)
EBITDA[1]	$ (1,176)	$ 10,349	$ (5,221)
Cash flow from operating activities	$ (8,618)	$ 2,328	$ (1,561)
Cash and cash equivalents at end of period	$ 33,374	$ 45,464	$ 47,692
Borrowings at end of period	$ 52,709	$ 27,638	$ 48,943
Net working capital at end of period	$ (18,149)	$ 25,256	$ 203
Earnings (loss) per share – basic and diluted	$ (0.02)	$ (0.00)	$ (0.03)
Average realized gold price per oz2	$ 1,885	$ 1,755	$ 1,785
Average realized silver price per oz2	$ 24.10	$ 25.35	$ 21.74
Brazilian real (BRL)/USD	5.17	5.47	5.58
Mexican peso (MXN)/USD	20.23	20.02	20.74

Summary of Select Financial Results

For Q1 2022, the Company recorded a net loss of $8.9 million compared with net loss of $0.3 million for Q1 2021. Lower metal sales volumes due to low production, as explained above, offset partially by higher realized prices for gold, lead and zinc, resulted in a decrease in revenue to $33.4 million and mine operating loss of $3.4 million compared with revenue of $52.6 million and mine operating earnings of $11.0 million for Q1 2021.

Net working capital declined $18.4 million in Q1 2022 to negative $18.1 million. For Q1 2022, the Company incurred cash outflows from operating and investing activities of $20.1 million. The Company expects to generate positive cash flows from its mining operations in 2022 prior to capital investments, debt repayment obligations, and exploration and evaluation and development costs. The Company has determined that it will require further financing and will consider additional equity financing (including through use of the ATM facility) and debt financing, in order to meet long-term objectives, improve working capital, fund planned capital investments and exploration programs for its operating mines, pursue acquisitions and meet scheduled debt repayment obligations.

1 Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, and EBITDA throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2 Average realized gold and silver prices are prior to smelting and refining charges.

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Operational Highlights

	Q1 2022	Q1 2021	Q4 2021
Total material mined – Tucano (tonnes)	4,372,726	6,898,581	6,260,316
Ore mined – Tucano (tonnes)	232,213	347,466	303,845
Ore mined – Mexico (tonnes)[1]	16,258	56,975	46,305
Tonnes milled – Tucano	873,133	796,035	883,222
Tonnes milled – Mexico[1]	16,232	58,669	42,404
Tonnes milled – consolidated operations	889,365	854,704	925,626
Plant gold head grade (g/t) – Tucano	0.57	0.90	0.77
Plant head grade (g/t Ag eq) – Mexico[1]	425	324	303
Gold oz produced – Tucano	14,037	22,996	19,330
Gold oz produced – consolidated operations	14,319	24,978	20,850
Au eq oz produced[2]	17,913	30,556	24,284
Gold oz sold	14,614	24,881	20,306
Au eq oz sold[2]	17,798	29,635	24,047
Cash costs per gold oz sold – Tucano[3]	$ 1,817	$ 983	$ 1,671
AISC per gold oz sold – Tucano[3]	$ 2,606	$ 1,549	$ 2,128
Cash costs per gold oz sold[3]	$ 1,725	$ 954	$ 1,637
AISC per gold oz sold, excluding corporate G&A3	$ 2,740	$ 1,557	$ 2,216
AISC per gold oz sold[3]	$ 2,965	$ 1,738	$ 2,358

The Company's operations are on track to meet previously announced consolidated production guidance for 2022 of 100,000 to 119,000 Au eq. As disclosed in the Company’s news release dated January 19, 2022, the second half of 2022 is expected to account for a least 65% of annual production guidance. The mine plan for Tucano reflects more stripping in the first half of 2022 and therefore consolidated AISC is expected to be higher in the first half and offset by increased production rates in the second half of 2022.

Production and AISC guidance here and elsewhere in this news release is forward-looking information that should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this news release and the Company's most recently filed Management Discussion and Analysis for the year ended December 31, 2021. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Refer to the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2022 (“MD&A”) for more details of the financial results and for reconciliations of the Company’s non-GAAP performance measures to the nearest GAAP measure. The full version of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021 and MD&A can be viewed on the Company's website at www.greatpanther.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with IFRS, except as noted in the Non-GAAP Measures section of the Company’s MD&A.

1Includes Topia for all periods and the GMC for periods prior to November 30, 2021.

2 Gold equivalent oz are referred to throughout this document. For 2022, Au eq oz were calculated using a 1:75 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0007 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2022. Comparatively, Au eq oz for 2021, Au eq oz were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0006 for the price/oz of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2021.

3 Throughout this news release and the accompanying MD&A, Great Panther has included the non-GAAP performance measures cash costs per gold oz sold, cash costs per payable silver oz, AISC per gold oz sold excluding corporate G&A expenditures, AISC per gold oz sold, AISC per payable silver oz, mine operating earnings (loss) before non-cash items, and EBITDA throughout this news release and the accompanying MD&A. Refer to the Non-GAAP Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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WEBCAST AND CONFERENCE CALL

The Company will host a conference call and webcast to discuss Q1 2022 financial and operating results on Friday, May 13, 2022, at 9:00 AM PT/12:00 PM ET.

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Conference Call:

Canada and US Toll-Free:   + 1 800 319 4610

International Toll:                 + 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website. Audio replay will be available until June 13, 2022.

Audio Replay:

Canada and US Toll-Free:  +1 800 319 6413

International Toll:                +1 604 638 9010
Replay Access Code:            8842

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

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TECHNICAL INFORMATION

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s ability to build back to steady-state production in the second half of 2022 and to see improved results as the year progresses,(ii) the Company’s ability to complete stripping in the TAP AB pit to access ore in the third quarter, (iii) the timing for completion of the mobilization of the Company’s new contractor, MINAX, (iv) the Company’s expectation that production costs will normalize in the second half of 2022, (v) the expectations that the Company’s updated MRMR for Tucano is indicative of an extension of mine life by 1.5 years, vi) the Company’s expectation that positive Coricancha drill results will confirm the potential of the Escondida vein, vii) the expected timing and size of the UCS pushback and the Company’s ability to generate value from UCS, (viii) whether the Company’s 11,000-metre infill drilling program will support a decision to commence the Urucum North underground project and whether regional exploration to date will lead to further definition of targets for the second half of 2022, (ix) the Company’s ability to secure further financing to meet long-term objectives, improve working capital, fund planned capital investments and exploration programs for its operating mines, pursue acquisitions and scheduled debt repayment obligations, and (x) the Company’s ability to achieve production within the range of its stated guidance and produce in the range of 35% of that production in H1 2022.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano in 2022 without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices and inflation rates for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, including permitting for tailings dam construction in Tucano; Tucano will be able to continue to use cyanide in its operations; the Company will not be required to impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption including the Company’s ability to work with its current mining contractor in Tucano, U&M, to resolve equipment availability issues and restore contracted volume deficits without escalating to a formal dispute; the ability to fully mobilize the Company’s new mine contractor, MINAX, in Q2; that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; the Company's ability to comply with environmental, health and safety laws; the Company’s ability to comply with Brazil’s new tailings dam criteria and review processes and to secure the required permits for new tailings storage capacity beyond mid-2024 at competitive costs; and the Company’s ability to maintain its stock exchange listings. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further exploration drilling and infill drilling may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource with infill drilling and the Company is undertaking new mineral resource studies at URN and is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2025 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption including the inability of the Company to resolve concerns over lost production and equipment availability issues with contractor U&M and avoid any escalation to a formal dispute; employee and contractor relations; relationships with, and claims by, local communities; the Company's inability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined; operating or technical difficulties in mineral exploration; changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; the Company’s ability to raise additional financing to fund its operations, capital requirements or maturing debt obligations as required; the ability to maintain and renew agreements with local communities to support continued operations; ability to identify or complete acquisition opportunities or to complete acquisitions that are accretive to the Company; the potential for incremental closure bond requirements with respect to the Company's Coricancha mine and whether such requirements would have a material and adverse effect on the Company's liquidity and could require additional financing to be raised; the risk that the Company does not maintain its listing on the exchanges where it trades and that any delisting may have a material impact on the liquidity of its stock and its ability to raise capital; the potential for TSF permitting regulations in Brazil to negatively impact the Company’s ability to maintain its existing tailings facilities without any modifications and to secure new tailings capacity at competitive costs or at all; and other risks and uncertainties, including those described in respect of Great Panther in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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